Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OVE, Inc.
3423 Fillmore Street
San Francsisco, CA 94123
http://ovetouchngo.com

Up to $1,234,998.00 in Common Stock at $3.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: OVE, Inc.
Address: 3423 Fillmore Street, San Francsisco, CA 94123
State of Incorporation: DE
Date Incorporated: August 14, 2019

Terms:

Equity

Offering Minimum: $15,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,234,998.00 | 411,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $249.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives & Bonuses*</u>

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 30% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive One Time Zoom Meeting with Founding Team + 5% bonus shares

Tier 2 Perk: Invest $5,000+ and receive Annual VIP Investor Meeting Access + 10% bonus shares

Tier 3 Perk: Invest $10,000+ and receive Annual VIP Investor Meeting Access + 15% bonus shares

Tier 4 Perk: Invest $25,000+ and receive Quarterly VIP Investor Meeting Access + 20% bonus shares

Reservations

As you are a reservation holder you are eligible for additional bonus shares (5%)

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club

OVE, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

OVE, Inc. is a C-Corp organized under the laws of the state of Delaware. OVE, Inc. was originally incorporated as Buchalla Cafiero Corporation on August 14, 2019.

Ove Touch & Go is seeking to revolutionize the payment landscape with its pioneering cloud-based fingerprint payment service. Our innovative technology can allow users to pay effortlessly with just a touch of their finger, integrating seamlessly with any point-of-sale (POS) platform. The OVE Sensor is equipped with secure fingerprint technology, NFC, Wi-Fi, an antimicrobial touchscreen, and a portable battery, ensuring convenience and security. We believe our strategic agreements with industry leaders like Fingerprint Cards AB and Green Payments, along with our cloud infrastructure powered by AWS, position us for rapid market adoption. Join us in shaping a future without wallets or phones, where identity verification and payments are made simple and secure.

IP

The company has an intellectual property portfolio that includes two granted US patents, US11,514,454B2 and US11,961,081B2, which protect key technological innovations. Additionally, OVE, Inc. has a third patent pending that extends the claims of its first two patents. The company is also pursuing international patent protection, with applications pending in Brazil, India, and the UAE, along with an international patent application WO2022182566A1.

Competitors and Industry

Competitors

Square: Square provides comprehensive mobile payment solutions and POS systems, catering to small and large businesses with a focus on ease of use and integration.

PayPal: Known for its robust digital wallet and online payment services, PayPal also offers Venmo, a popular mobile payment app for peer-to-peer transactions.

Apple Pay: Apple Pay offers secure, contactless payment options through iPhones and other Apple devices, emphasizing convenience and widespread acceptance in retail and online markets.

Google Pay: Google Pay provides a similar service to Apple Pay, allowing users to make secure payments with their Android devices, offering integration with various banking and payment services.

Industry Landscape

The payment technology industry is rapidly evolving, driven by the increasing demand for secure, convenient, and contactless payment methods. Traditional POS platforms continue to expand, integrating advanced technologies like NFC and biometric authentication to enhance security and user experience. Companies in this space are focusing on innovation, seamless integration, and partnerships to capture market share and meet the growing expectations of tech-savvy consumers and businesses.

Current Stage and Roadmap

Current Stage

Ove Touch & Go is in the advanced development stage, with our app already live on the App Store and the OVE Sensor fully developed and ready for deployment. We have established key partnerships with industry leaders such as Fingerprint Cards AB and Green Payments. Additionally, we have secured non-binding Letters of Intent from businesses like GymGuyz and Icryo, demonstrating strong pre-market interest and potential for rapid adoption.

Future Roadmap

Looking ahead, our roadmap includes scaling production with PCH Intl to meet growing demand and expanding our merchant network to increase market presence. We plan to enhance our technology with additional features and integrations, making our fingerprint payment system even more versatile and user-friendly. Our ultimate goal is to achieve widespread adoption, revolutionizing the way people and businesses handle transactions with secure and convenient fingerprint payments. We also plan to work towards releasing the OVE Sensor.

The Team

Officers and Directors

Name: Caio Di Colla Buchalla

Caio Di Colla Buchalla's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Cofounder CEO, Board Member, acting Principal Accounting Officer
  Dates of Service: February, 2021 - Present
  Responsibilities: Team management, product conceptualization and development, technology partnership integrations (Plaid, Fingerprint Cards, PCH, and Green Payments), constantly raising capital, and managing patents and trademarks with our law firm. Caio does not currently take a salary; however, the Company anticipates Caio will begin taking a salary of $60,000 per year once our OVE Sensor is commercialized. Equity: 44.73%. Caio will be providing Form C sign-off as the company's Principal Accounting Officer.

Name: Daniel Michael Cafiero

Daniel Michael Cafiero's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Cofounder, Board Member
  Dates of Service: February, 2021 - Present
  Responsibilities: Co founder and board member, helped conceptualize and develop idea/project from the beginning, supported in fundraising efforts via outreach efforts and content creation, contributed to patents and building partnerships in the payment space. No Salary. 44.73% equity.

Name: Anshul Bagai

Anshul Bagai's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CTO
  Dates of Service: February, 2021 - Present
  Responsibilities: As the CTO of OVE Inc, I design innovative technology solutions to bring our vision to life. I oversee and manage the entire software development cycle of our mobile apps and progressive web platforms. These elements integrate seamlessly with our advanced cloud-based fingerprint-matching algorithm, ensuring robust fraud protection for payments. No Salary

Other business experience in the past three years:

- Employer: MYZEAL IT Solutions
  Title: Sr. Vice President
  Dates of Service: April, 2010 - December, 2021
  Responsibilities: I advanced from the first employee at MYZEAL IT Solutions (India) to Sr. VP - Technology. I led technology initiatives, managed project execution, and drove innovation. My responsibilities included developing technical strategies, overseeing software development, ensuring system security, and optimizing IT operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business

plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the

Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Ove, Inc was formed on 08/14/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ove, Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our

trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism,

war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Caio Di Colla Buchalla	2,981,881	Common Stock	44.73%
Daniel Cafiero	2,981,881	Common Stock	44.73%

The Company's Securities

The Company has authorized Common Stock, SAFE 1, SAFE 2, SAFE 3, SAFE 4, SAFE 5, SAFE 6, SAFE 7, SAFE 8, and SAFE 9. As part of the Regulation Crowdfunding raise, the Company will be offering up to 411,666 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,666,666 outstanding.

Voting Rights

one vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE 1

The security will convert into Common stock and the terms of the SAFE 1 are outlined below:

Amount outstanding: $20,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $2,000,000.00
Conversion Trigger: Qualified financing

Material Rights

There are no material rights associated with SAFE 1.

SAFE 2

The security will convert into Common stock and the terms of the SAFE 2 are outlined below:

Amount outstanding: $107,500.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $2,500,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 2.

SAFE 3

The security will convert into Common stock and the terms of the SAFE 3 are outlined below:

Amount outstanding: $15,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $3,500,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 3.

SAFE 4

The security will convert into Common stock and the terms of the SAFE 4 are outlined below:

Amount outstanding: $137,500.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $5,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 4.

SAFE 5

The security will convert into Common stock and the terms of the SAFE 5 are outlined below:

Amount outstanding: $15,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $7,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 5.

SAFE 6

The security will convert into Common stock and the terms of the SAFE 6 are outlined below:

Amount outstanding: $5,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $7,500,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 6.

SAFE 7

The security will convert into Common stock and the terms of the SAFE 7 are outlined below:

Amount outstanding: $65,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 7.

SAFE 8

The security will convert into Common stock and the terms of the SAFE 8 are outlined below:

Amount outstanding: $50,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $20,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 8.

SAFE 9

The security will convert into Common stock and the terms of the SAFE 9 are outlined below:

Amount outstanding: $100,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $25,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE 9.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $27,500.00
  Use of proceeds: Technology development, Intellectual Properties, Business expenses, etc.
  Date: January 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $312,000.00
  Use of proceeds: Technology development, Intellectual Properties, Business expenses, etc.
  Date: January 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Technology development, Intellectual Properties, Business expenses, etc.
  Date: January 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Technology development, Intellectual Properties, Business expenses, etc.
  Date: January 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $25,500.00
  Use of proceeds: Technology development, Intellectual Properties, Business expenses, etc.
  Date: January 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can operate the business for approximately another 12 months without generating revenue, relying on our existing cash reserves and continued support from our investors. Our focus is on optimizing operational efficiency and securing additional funding to extend our runway as we move closer to revenue generation.

Foreseeable major expenses based on projections:

Our major expenses will primarily include research and development costs, particularly for further refining our OVE Sensor technology and enhancing our app's capabilities. We also anticipate significant expenses related to marketing and business development efforts to drive adoption and partnerships. Additionally, operational costs such as salaries, infrastructure, and compliance will constitute a considerable portion of our budget.

Future operational challenges:

Outside of securing the adoption of our services generally, we do not predict many operational challenges related to entering the market. We do foresee several operational challenges after we have transitioned to commercialization, including the need to scale our technology infrastructure to handle increasing user demand. Ensuring seamless integration with various POS systems and maintaining high-security standards will be critical. Furthermore, managing rapid growth and expanding our team with the right talent to support our operations could present additional challenges.

Future challenges related to capital resources:

Future challenges related to capital resources include securing sufficient funding to support our growth trajectory and operational needs. As we scale, attracting investment at favorable terms will be essential. Additionally, balancing our capital expenditure with revenue generation and ensuring a positive cash flow will be critical to sustain long-term operations.

Future milestones and events:

Significant milestones that will impact us include the successful large-scale deployment of our OVE Sensors with key partners, which will drive revenue generation. Achieving credit card processor certification (currently in progress) and expanding our network of merchants will also be pivotal. Additionally, future fundraising rounds and potential strategic partnerships will significantly enhance our financial position and market presence. Furthermore, technological advancements and updates to our app will continually improve user experience and adoption rates, positively impacting our overall growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2024, the Company has capital resources available in the form of cash on hand with a total amount of $40,000.00.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the industrialization process of the OVE Sensor (our hardware), the customer acquisition process, hardware inventory, process of building partnerships with POS platforms, wages, marketing strategies and events.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80%-85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate being able to operate for six months. This estimate is based on our current monthly burn rate of $50,000, which is comprised of the following expenses: Overhead Costs: covering office rent, utilities, and other administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for three years. This is based on a projected monthly burn rate of $50,000.00 for expenses related to customer acquisition costs, technology development, marketing, and salaries. The company does not anticipate a change in its burn rate whether it raises the minimum or maximum dollar amount in this offering.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future rounds of investments (Series A, B, etc.) if we see fit. The rounds will be always focused on growth and expansion of the company and its products and services.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $19,999,998.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company has zero (0) preferred stock authorized or outstanding; (ii) there are zero (0) outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are zero (0) shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $522,700 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fee
  94.5%
  StartEngine Service Fee

If we raise the over allotment amount of $1,234,998.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Hardware Commercial Version
  80.0%
  We will use 80% of the funds raised to industrialize the OVE Sensor, turning the prototype we have into a commercial version that can be mass produced. We already have the process in place with one of the world's the biggest hardware producers.
- Company Employment
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: two software engineers (AWS PCI-Compliance Cloud), and system back-end. Wages to be commensurate with training, experience and position.
- App and Hardware Design
  4.5%
  We will use 10% of the funds to increase our apps functionality and add new features. We will also bring an agency to improve the design both on the application and hardware.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://ovetouchngo.com (www.ovetouchngo.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300)

holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ove-touch-and-go

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR OVE, Inc.

[See attached]

OVE, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 3
OVE, INC. CONSOLIDATED STATEMENT OF FINANCIAL POSITION 4
OVE, INC. CONSOLIDATED STATEMENT OF OPERATIONS 5
OVE, INC. CONSOLIDATED STATEMENT OF CASH FLOWS 6
OVE, INC. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER 7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS 8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 8
NOTE 3 – RELATED PARTY TRANSACTIONS 10
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS 11
NOTE 5 – LIABILITIES AND DEBT 11
NOTE 6 – EQUITY 11
NOTE 7 – SUBSEQUENT EVENTS 11

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: OVE, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 2, 2024

OVE, INC. CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	-	777
Accounts Receivable	-	-
Total Current Assets	-	777
Non-Current Assets:		
Other Non-Current Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	-	777
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	4,403	4,734
Other Current Liabilities	-	-
Total Current Liabilities	4,403	4,734
Non-Current Liabilities:	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	4,403	4,734
EQUITY		
Common Stock	30,000	15,000
Preferred Stock	-	-
Additional Paid-in Capital	31,792	5,437
SAFE Notes	451,200	396,000
Accumulated Deficit	(517,395)	(420,394)
TOTAL EQUITY	(4,403)	(3,957)
TOTAL LIABILITIES AND EQUITY	-	777

OVE, INC. CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	221	8,715
Rent Expense	6,000	6,000
Professional Fees	17,807	40,897
Development Costs	72,973	164,872
Total Operating Expenses	97,001	220,484
Total Loss from Operations	(97,001)	(220,484)
Other Income	-	-
Other Expense	-	-
Total Other Income (Expense)	-	-
Earnings Before Income Taxes, Depreciation, and Amortization	(97,001)	(220,484)
Depreciation Expense	-	-
Amortization Expense	-	-
Net Income (loss)	(97,001)	(220,484)

OVE, INC. CONSOLIDATED STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(97,001)	(220,484)
Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:		
Depreciation Expense	-	-
Amortization Expense	-	-
Accounts Payable	(331)	4,734
Accounts Receivable	-	-
Total Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:	(331)	4,734
Net Cash provided by (used in) Operating Activities	(97,332)	(215,750)
INVESTING ACTIVITIES		
Other Non-Current Assets	-	-
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES	-	-
SAFE Notes	55,200	110,000
Common Stock	15,000	-
Additional Paid-In Capital	26,355	-
Net Cash provided by (used in) Financing Activities	96,555	110,000
Cash at the beginning of period	777	106,526
Net Cash increase (decrease) for period	(777)	(105,750)
Cash at end of period	-	777

OVE, INC. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	SAFE	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount				
Beginning balance at 1/1/22	1,500,000	15,000	5,437	286,000	(199,911)	106,526
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(220,484)	(220,484)
SAFE	-	-	-	110,000	-	110,000
Ending balance at 12/31/22	1,500,000	15,000	5,437	396,000	(420,394)	(3,957)
Issuance of Common Stock	1,500,000	15,000	26,355	-	-	41,355
Additional Paid in Capital	-	-	-	-	-	-
Net income (loss)	-	-	-	-	(97,001)	(97,001)
SAFE	-	-	-	55,200	-	55,200
Ending balance at 12/31/23	3,000,000	30,000	31,792	451,200	(517,395)	(4,403)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

OVE, Inc. ("the Company") was formed in Delaware on August 14, 2019. The Company is a patented cloud-based fingerprint payment service adaptable to any point-of-sale platform. The Company plans to earn revenue by charging a certain percentage of each transaction whenever consumers pay with their fingerprints. The Company integrates the service through a WiFi-enabled fingerprint device which facilitates secure and convenient payments thereby reducing payment fraud and identity theft. The Company's registered office is in New Castle, Delaware. The Company's customers will be located in the United States.

The Company also wholly-owns One Touch & Go Private Limited, which was incorporated in India on January 11, 2003.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation - Foreign Operations

The financials of the Company include its wholly-owned subsidiary, One Touch & Go Private Limited, an Indian entity formed on January 11, 2003. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2023 and 2022 the company did not have any operations. The Company is in the process of being dissolved.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $777 and $0 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company will generate revenues by charging a percentage of each transaction whenever consumers pay with their fingerprints. The Company's payments will be collected at time of point of sale.

The Company's primary performance obligation is providing a secure and user-friendly cloud-based fingerprint payment service to consumers and merchants, facilitating transactions and reducing the risk of payment fraud and identity theft. Revenue is recognized at the point of sale by the service provider. Merchants shall directly engage with the sales provider and purchase fingerprint sensors from them.

Development Costs

Development Costs include all technological development and expenses necessary to run the platform.

General and Administrative

General and administrative expenses consist of office expenses, bank fees, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no long term obligations or debt.

NOTE 6 – EQUITY

The Company has authorized 3,000,000 of common shares with a par value of $0.01 per share. 1,500,000 shares and 3,000,000 shares were issued and outstanding as of 2022 and 2023, respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022 and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 0%-20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $2M – $25M. Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 2, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF OVE TOUCH AND GO

Freedom at Your Fingertips

OVE Touch & Go by OVE Inc. is a secure, cloud-based fingerprint payment service that can integrate with any point of sale (POS) platform for a seamless checkout experience. We have secured pre-market LOIs* from GymGuys and ICryo and have already raised $522,700. Th...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$25.30
Touch to pay
Identify and
Pay with only
One Touch
*The company's prototype sensor is fully developed but is not available.
The company's app is live on the App Store.
Available on the App Store

$7,424.08 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION

Get Equity
$3.00 Per Share

RAISED $7,424.08	INVESTORS 9
MIN INVEST $249	VALUATION $20M

REASONS TO INVEST

- Solid Market Potential: OVE Touch & Go targets the POS Platform Market ($26B and projected to reach $53 billion by 2032) and the Mobile POS Payments ($145B), for a potential TAM of $172B!

Patented Tech: OVE Touch & Go app is live, & the OVE Sensor features our anticipated secure fingerprint tech, NFC & Wi-Fi, antimicrobial & oleophobic touchscreen, a computer processor, & portable battery.

Strong Relationships: OVE works with Fingerprint Cards AB (sensor co-development), Green Payments (POS platform with 5K+ merchants, $2B+ transactions processed), and Cloud infrastructure powered by AWS.

**Pre-market interest are non-binding letters of intent and there is no guarantee that these will convert into sales at this time.*

TEAM



Caio Buchalla • Cofounder CEO, Board Member

Caio Buchalla is the visionary cofounder, CEO, and board member of OVE Touch & Go. Leading OVE since 2021, he raised over $500K in pre-seed funding and secured multiple US patents. With a background as an Investment Director at Bay Angels and Business ...

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Anshul Bagai • Co-Founder, CTO

Anshul Bagai is a seasoned leader with 24 years in fintech, IoT, cloud, and SaaS. As CTO of OVE Touch & Go, he designed a secure fingerprint payment system, earning a US patent. His expertise in product development and business growth has scaled multiple ...

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Daniel Cafiero • Cofounder, Board Member

Daniel Cafiero is the cofounder of OVE Touch & Go, with over a decade of experience in account-based marketing. He has led marketing campaigns at KX, Seagate Technology, and Ironclad. At OVE, Daniel drives growth and enhances customer experiences with ...

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THE PITCH

Empowering the World with the Uniqueness of Fingerprints


Meet #touchngo
Freedom at your fingertips
A seamless, **FREE identity** service can allow you to identify, enter, and pay using only your fingers.
7:45
Fingerprints
Drag and drop each payment option on each different fingerprint
0000
VISA
4242
Left hand
4444
Upload fingerprints

**The company's sensor technology, required to complete the touch-and-go payments, is fully developed but not available. The company's app is live on the App Store.*

OVE Touch & Go is seeking to revolutionize the payment landscape with our pioneering cloud-based fingerprint payment service. Our team of entrepreneurs and engineers aims to empower customers to ditch their wallets and phones and simply pay with a touch of their finger! Our secure system seamlessly integrates with any point-of-sale platform, eliminating the need for additional hardware upgrades.


HOW IT WORKS
Link each of your Credit Cards, Bank Accounts and Crypto Wallets to different fingers
Create a verified profile
Upload your fingerprints
Touch & Pay
1
2
3

**The company's sensor technology, required to complete the touch-and-go payments, is fully developed but not available.*

The company's app is live on the App Store.

Imagine a world where identity verification and payments become effortless. We envision a future without wallets, phones, or IDs. Just you, simplifying everyday transactions with the touch of a finger. OVE Touch & Go makes this possible.

Meet OVE Touch & Go: A seamless, free identity service that can allow you to identify, enter, and pay using only your fingertips. Our anticipated innovative technology safeguards against fraud and identity theft, fortifying the entire financial ecosystem for both merchants and consumers. Our user-friendly app, available now on the App Store, allows you to effortlessly link different payment methods to specific fingers. At checkout, simply touch the finger you wish to pay with – it's that easy!



Why OVE?

Convenient, private, and secure.

- Effortless Convenience
- Unmatched Security
- Ultimate Control
- Adaptable & Flexible

Benefits for Businesses

- Seamless Integration
- Reduced Losses
- Enhanced Hygiene



**The company's sensor technology, required to complete the touch-and-go payments, is fully developed but not available. The company's app is live on the App Store.*

Beyond offering convenience and protection, our Generation I OVE Sensor prototype is a portable device equipped with Bluetooth and Wi-Fi connectivity, a secure fingerprint scanner, and a user-friendly touchscreen.

THE PROBLEM & OUR SOLUTION

One Touch Is All It Takes

We all know the struggle – lost or stolen wallets, forgotten PINs, and the ever-present risk of fraud. Traditional payment methods are simply outdated. With card fraud losses projected to reach $165 billion in the next decade, there's a clear need for a more secure solution. [1]



We all know the struggle with:

Palm Payments	Traditional Methods
Limited to one payment method per palm	Prone to fraud and inconvenience

Imagine leaving your wallet at home and still having a secure way to pay. We believe OVE Touch & Go can be a revolutionary fingerprint payment system, aiming to eliminate the hassle and insecurity of traditional methods. OVE leverages the unique security of your fingerprint. Simply link your payment methods to specific fingers in the OVE app (already available on the App Store). Then, at participating businesses, a quick touch on the OVE Sensor completes your payment.


THE OVE ADVANTAGES
Universal POS Integration
Works seamlessly with existing systems, requiring no additional hardware changes for merchants
eftpos
$8.50
Touch to Pay
Multi-Finger Flexibility
Freedom
Link multiple payment methods to different fingers for ultimate convenience and control at checkout
Enhanced Security
Biometric fingerprint technology eliminates the risks associated with cards and mobile wallets.
Touch to Authorize Card

**The above graphics include anticipated features and applications. The company's sensor technology, required to complete the touch-and-go payments, is fully developed but not available. The company's app is live on the App Store.*

OVE Touch & Go can provide benefits for both everyday consumers and businesses. Consumers can enjoy unmatched security and effortless convenience– no more fumbling for wallets or remembering codes. While businesses can seamlessly integrate OVE into their existing POS systems, reducing fraud and chargeback fees, with hygienic sensors keep transactions safe.

THE MARKET & OUR TRACTION

The Future of Secure, Frictionless Payments

Traditional payment methods are vulnerable, leading to billions in card-fraud losses. OVE's fingerprint technology aims to tackle this challenge head-on, improving security for both consumers and businesses. OVE doesn't compete with existing point-of-sale (POS) systems – we build our relationships with them, opening doors to a vast $53 billion POS platform market by 2032. The mobile POS payments market is even bigger, estimated to reach a staggering $1.45 trillion TAM by 2028. Not to mention, by addressing payment fraud at the point of sale, OVE indirectly contributes positively to the Payment Security market, anticipated to witness card fraud losses reaching $165 billion over the next decade. Combined, OVE's total addressable market across POS ($26B) and mobile payments ($245B) reaches a $171 billion! [2,3,4]

OVE's total addressable market

$53 billion

POS Platform Market
projected to reach by 2032

$1.45 trillion

Mobile POS Payments
projected TAM by 2028

$165 billion over the next decade

Payment Security market anticipated card fraud losses

By addressing payment fraud at the point of sale, OVE can indirectly provide positive contribution to the Payment Security market

We believe OVE Touch & Go isn't just a promising concept; it's a reality with impressive progress already underway. Our user-friendly OVE Touch & Go app is downloadable now from the App Store, putting the power of fingerprint payments right in your pocket. Furthermore, OVE is building strong relationships within the industry. We believe our key relationships with Green Payments, a POS platform serving over 5,000 merchants, and PCH Intl, a leader in mass production, position OVE for rapid market adoption. The positive reception is clear – GymGuyz and Icryo have signed Letters of Intent*, paving the way for OVE's technology to be deployed across multiple locations. OVE's traction has also attracted prominent investors like Monica Santos, founder of Bevi, a Brazilian Financial Credit Bank.* Additionally, OVE has been featured in respected publications like *Biometric Update*[5], *Business Insider*[6], and *Yahoo Finance*[7].

Note: *Reg CF investors will not be investing on the same terms as the referenced SAFE offering. Monica Santos is invested in OVE, Inc. via an investment with her son, Renan Bevilcqua. Pre-market interest are non-binding letters of intent and there is no guarantee that these will convert to sales at this time.*


TRACTION
Our OVE Sensor is fully developed
Available on the App Store
OVE Sensor secured by 2 granted US patents
Powered by PLAID for secure financial connections
Industry Relationships:
FINGERPRINTS
Green Payments
aws
Cloud infrastructure powered by
aws
LOIs secured from:
GYMGUYZ
#1 IN HOME PERSONAL TRAINING
iCRYO
for multi-location deployment
$522,700
Raised with investment from pre-seed investors

**Pre-market interest are non-binding letters of intent and there is no guarantee that these will convert to sales at this time.*

WHY INVEST

Invest in the Future

OVE Touch & Go seeks to offer a secure, convenient, and future-proof payment experience and we want you to be part of a game-changing technology. Through our app, we offer a seamless, free identity service that unlocks a world of convenience. With a proven technology stack, including relationships with industry leader Fingerprint Cards AB, we believe OVE is poised for significant traction in the $145 billion mobile POS market.



One touch
is all it takes
With just a touch
Let's revolutionize payments together
Invest today and help us in shaping a simpler, more secure future

Join OVE Touch & Go in shaping a simpler, more secure future. Invest in OVE Touch & Go today.

Let's revolutionize payments together – with just a touch!

ABOUT

HEADQUARTERS
3423 Fillmore Street
San Francsisco, CA 94123

WEBSITE
View Site

OVE Touch & Go by OVE Inc. is a secure, cloud-based fingerprint payment service that can integrate with any point of sale (POS) platform for a seamless checkout experience. We have secured pre-market LOIs* from GymGuys and ICryo and have already raised $522,700. The company is in the pre-revenue, pre-commercialization stage of development.

TERMS

OVE Touch and Go

Overview

PRICE PER SHARE
$3

VALUATION
$20M

DEADLINE
Oct. 24, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$249

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
5,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
411,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 30% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive One Time Zoom Meeting with Founding Team + 5% bonus shares

Tier 2 Perk: Invest $5,000+ and receive Annual VIP Investor Meeting Access + 10% bonus shares

Tier 3 Perk: Invest $10,000+ and receive Annual VIP Investor Meeting Access + 15% bonus shares

Tier 4 Perk: Invest $25,000+ and receive Quarterly VIP Investor Meeting Access + 20% bonus shares

Reservations

As you are a reservation holder you are eligible for additional bonus shares (5%)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club

OVE, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the Reservation Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

NEW UPDATES

08.07.24

24 Hours Left to Claim Your Early Bird Deals!


OVE Touch & Go

Dear Followers,

Thank you for your interest in OVE Touch & Go. **The final 24 hours to secure our EARLY BIRD DEALS** are here! Here's why OVE is a groundbreaking investment opportunity:

1. **Pioneers in Fingerprint Payment Services:** We are leading the future of payments.
2. **Protected Technology:** Our fully developed system is safeguarded by 2 granted patents.
3. **Successful Beta Launch:** We had 58 participants in San Francisco.
4. **Engagement with Visa:** We are actively working towards a key certification.
5. **Strong Foundations:** With POS agreements, $520K+ raised, and LOIs from two major franchises, we are set for success.

What's Coming Up?

- **Ongoing discussions with 2 angel groups and one syndicate for investments.**
- **An upcoming feature article in Forbes within the next 3 weeks.**

Reaching our fundraising goal is crucial for us to be featured on StartEngine's main page, which will attract more substantial investments.

Feel free to ask any questions. Here are some common Q&As from our investors:

Q: Do you have any plans to engage with credit card processors such as Visa, Mastercard, and Amex? Could OVE be a potential acquisition target for them?

A: We are already engaged with Visa and have started the certification process for card-present payments through fingerprints. As the first fingerprint service to request this certification, we've navigated and resolved most legal challenges. We aim to both replace physical cards and phones with our innovative service and work alongside credit card processors (Visa, Mastercard, Amex) to reduce payment fraud and identity theft. This dual approach makes us an attractive acquisition target for these major players.

Q: Do you have any sales?

A: Not yet. A significant portion of the funds raised will go towards hardware production and inventory, enabling us to scale through existing agreements with point-of-sale platforms.

Q: How do you (plan to) make money?

A: We partner with point-of-sale platforms instead of competing with them. We earn $0.05 per authorized payment transaction when a customer uses a finger linked to a credit card. For ACH and Crypto transactions, we earn 0.5% of the transaction amount. These fees are covered by the point-of-sale platform, with no additional cost to merchants.

Q: How is this different from Amazon One, which is already live at Whole Foods?

A: Amazon One links a payment method to your hand, while OVE allows you to link different payment methods to each of your fingers (up to 10 options). Our system is free to use, and you only need to sign up once. Our adaptable sensors work with any POS platform, regardless of type or brand. Unlike competitors like Keyo One and Pop.ID/Chase, which offer similar "Palm Pay" services, we believe customers will prefer our single, versatile system over multiple competing services.

PRESS

Biometric Update

OVE Touch & Go raising equity funding to commercialize biometric payments

View Article

ALL UPDATES

08.05.24

Fraud Protection at Your Fingertips


OVE Touch & Go
One touch
Freedom
Your fingers

Fraud and identity theft cause significant financial losses and stress for customers, while merchants suffer from lost revenue and damaged reputations. At OVE Touch & Go, we address these challenges with innovative solutions.

Customer Protection

We protect customers against fraud with robust verification processes. When users sign up through the OVE Touch & Go app, they verify their identity using a government-issued ID and live face recognition (a 30-second process). Once verified, any added payment options, like credit cards and bank accounts, are cross-checked against this ID to ensure only legitimate payment methods are linked to the account. If someone tries to add unauthorized payment info, the system automatically rejects it. Each payment method is then linked to a unique fingerprint, ensuring only authorized users can make transactions.

As a final step, users must visit a nearby store to upload their fingerprints (a one-time setup process) with their phone. Once completed, their fingers will be the only tools needed to pay and identify. Our rigorous verification safeguards customers from identity fraud and unauthorized transactions, ensuring a secure payment experience.

Customer's Advantages:

- Fraud protection.
- Free to use.
- Add credit cards, bank accounts, and crypto wallets.
- Each finger can be linked to a different payment option (Instant freedom of choice).

Merchant Protection

For merchants, connecting an OVE Sensor (hardware) to their current point-of-sale platform ensures security. The sensor links to the payment account, and transactions are only authorized when the customer physically touches the sensor with their fingerprint, ensuring the payment transaction comes from a verified ecosystem. This dual protection system secures both customers and merchants, protecting the entire financial system, including point-of-sale platforms, banks, and credit card processors.

Merchant's Advantages:

- Reduction of fraud, disputes, chargeback fees, and refunds.
- No changes to cost per transaction.
- OVE Sensors are adaptable to current POS platforms.
- Reduces business liability.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into OVE Touch and Go.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Early Bird 1

Invest $500+ within the first 2 weeks | 10% bonus shares

00 Days 20 Hours 54 Minutes 14 Seconds

Select

$1,000

Early Bird 2

Invest $1,000+ within the first 2 weeks | 15% bonus shares

00 Days 20 Hours 54 Minutes 14 Seconds

Select

$1,000

Tier 1 Perk:

$5,000

Early Bird 3

$5,000

Tier 2 Perk:

Invest $1,000+ and receive One Time Zoom Meeting with Founding Team + 5% bonus shares

Select

Invest $5,000+ within the first 2 weeks | 20% bonus shares

00 Days 20 Hours 54 Minutes 14 Seconds

Select

Invest $5,000+ and receive Annual VIP Investor Meeting Access + 10% bonus shares

Select

$10,000

Tier 3 Perk

Invest $10,000+ and receive Annual VIP Investor Meeting Access + 15% bonus shares

Select

$10,000

Early Bird 4

Invest $10,000+ within the first 2 weeks | 25% bonus shares

00 Days 20 Hours 54 Minutes 14 Seconds

Select

$25,000

Tier 4 Perk

Invest $25,000+ and receive Quarterly VIP Investor Meeting Access + 20% bonus shares

Select

$25,000

Early Bird 5

Invest $25,000+ within the first 2 weeks | 30% bonus shares

00 Days 20 Hours 54 Minutes 14 Seconds

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

PC

Pedro Caravina
19 hours ago

Each finger is linked to a different card... amazing! Do you have any plans to engage with credit card ...
Show more

1 0

CB

Caio Buchalla
OVE Touch and Go • 19 hours ago

Thanks for your question, Pedro. We have already engaged with Visa and started the process to become ...
Show more

0

LL

Luciana Lemos
8 days ago

Great service! It makes total sense, and I'm happy to be an investor.

1 0

CB

Caio Buchalla
OVE Touch and Go • 8 days ago

Thank you so much for your support! We're thrilled to have you on board as an investor.

0

LD Freeman
11 days ago

Hello, interesting concept. I definitely see this as the future of payments....
Show more

1 0

Caio Buchalla
OVE Touch and Go • 10 days ago

Hello LD, thank you for your questions.
...
Show more

0

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello, I'm Caio Buchalla with OVE Touch & Go.

After three years of research and development, we have prototyped a pioneer, seamless, free identity service that can allow you to identify, enter and pay using only your fingers.

We are a team of entrepreneurs and engineers who are developing a future without wallets or phones for payments, without IDs for verification. Just you, simplifying everyday transactions with the touch of a finger.

Imagine linking a credit card to your right index finger, another one to your right middle finger, and a bank account to your left index finger. At the point of sale, you can simply touch the finger you wish to pay with. That's what we´re creating - freedom at your fingertips.

We are also developing one of the world's first cloud-based fingerprint payment sensors, which we expect will be adaptable to any point of sale platform through OVE´s APIs.

Our prototype hardware integrates NFC and Wi-Fi communications, capacitive fingerprint technology, an antimicrobial and oleo phobic coated touch screen, & computer processor and a battery. The Sensor can connect via Wi-Fi to any POS platform, easily adapting to various scenarios. Consumers can identify themselves before entering a bar, pay at tables or countertops, open tabs, and use self-checkouts at grocery stores and gas stations—all with just a touch of a finger.

Today, we rely heavily on tools for identity and payment authorization, which are vulnerable to fraud and identity theft, potentially causing huge financial losses to consumers and businesses.

In the next decade, $165 billion is expected in card fraud losses. Combined with the mobile POS payments market worth over $145 billion. We believe OVE has a vast area of expansion and opportunity.

Protected by two granted American patents, we plan to combine the OVE Touch & Go app, free for consumers to join and pay with their fingers, and the OVE Sensor, distributed to merchants through strategic agreements with Point of Sale platforms.

Let me show you how it can work. Once you've download the oVE touch n go app you can create a verified account and add your payment options such as credit cards and and bank account. Go to fingerprints and link each payment option to each unique finger. Next, locate and OVE sensor near you.

Come with me to this coffee shop in the Marina, San Francisco, to finalize setting up the account.

Start by Locating an available OVE Sensor. Open your app, click on Upload fingerprints, and tap your phone on the OVE Sensor. The sensor will guide you on which fingers to upload.

Touch each finger a few times. And you are done. Now you can rely only on your fingers to identify and pay. Now, simply touch the finger you wish to pay with. That's it. With OVE, one touch is all it takes!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G to Form C

Test The Waters Materials

This is a preview for demo purposes only.

OVE Touch and Go is taking reservations for a possible, upcoming round. Indicate interest today.

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GET A PIECE OF OVE TOUCH AND GO

Freedom at Your Fingertips

OVE Touch & Go by OVE Inc. is a secure, cloud-based fingerprint payment service that can integrate with any point of sale (POS) platform for a seamless checkout experience. We have secured pre-market LOIs* from GymGuys and ICryo and have already raised $522,700. Th...

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This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Identify and
Pay with only
One Touch
$25.30
Touch to pay
*The company's prototype sensor is fully developed but is not available.
The company's app is live on the App Store.
Available on the App Store

$518.54 Reserved

Reserve Now

RESERVED **$518.54**

INVESTORS **1**

OVERVIEW | ABOUT | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Solid Market Potential: OVE Touch & Go targets the POS Platform Market ($26B and projected to reach $53 billion by 2032) and the Mobile POS Payments ($145B), for a potential TAM of $172B!
- Patented Tech: OVE Touch & Go app is live, & the OVE Sensor features our anticipated secure fingerprint tech, NFC & Wi-Fi, antimicrobial & oleophobic touchscreen, a computer
- Strong Relationships: OVE works with Fingerprint Cards AB (sensor co-development), Green Payments (POS platform with 5K+ merchants, $2B+ transactions processed), and Cloud infrastructure powered by AWS.

**Pre-market interest are non-binding letters of intent and there is no guarantee that these will convert into sales at this time.*

TEAM



Caio Buchalla • Cofounder CEO, Board Member
Caio Buchalla is the visionary cofounder, CEO, and board member of OVE Touch & Go. Leading OVE since 2021, he raised over $500K in pre-seed funding and secured multiple US patents. With a background as an Investment Director at Bay Angels and Business ...
Read More



Anshul Bagai • Co-Founder, CTO
Anshul Bagai is a seasoned leader with 24 years in fintech, IoT, cloud, and SaaS. As CTO of OVE Touch & Go, he designed a secure fingerprint payment system, earning a US patent. His expertise in product development and business growth has scaled multiple ...
Read More



Daniel Cafiero • Cofounder, Board Member
Daniel Cafiero is the cofounder of OVE Touch & Go, with over a decade of experience in account-based marketing. He has led marketing campaigns at KX, Seagate Technology, and Ironclad. At OVE, Daniel drives growth and enhances customer experiences with ...
Read More

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THE PITCH

Empowering the World with the Uniqueness of Fingerprints


Meet #touchngo
Freedom at your fingertips
A seamless, FREE identity service can allow you to identify, enter, and pay using only your fingers.
7:45
Fingerprints
Drag and drop each payment option on each different fingerprint
0000
4242
Left hand
4444
Upload fingerprints

**The company's sensor technology, required to complete the touch-and-go payments, is fully developed but not available. The company's app is live on the App Store.*

OVE Touch & Go is seeking to revolutionize the payment landscape with our pioneering cloud-based fingerprint payment service. Our team of entrepreneurs and engineers aims to empower customers to ditch their wallets and phones and simply pay with a touch of their finger! Our secure system seamlessly integrates with any point-of-sale platform, eliminating the need for additional hardware upgrades.


HOW IT WORKS
Link each of your Credit Cards, Bank Accounts and Crypto Wallets to different fingers
Create a verified profile
Upload your fingerprints
Touch & Pay
1
2
3

**The company's sensor technology, required to complete the touch-and-go payments, is fully developed but not available. The company's app is live on the App Store.*

Imagine a world where identity verification and payments become effortless. We envision a future without wallets, phones, or IDs. Just you, simplifying everyday transactions with the touch of a finger. OVE Touch & Go makes this possible.

Meet OVE Touch & Go: A seamless, free identity service that can allow you to identify, enter, and pay using only your fingertips. Our anticipated innovative technology safeguards against fraud and identity theft, fortifying the entire financial ecosystem for both merchants and consumers. Our user-friendly app, available now on the App Store, allows you to effortlessly link different payment methods to specific fingers. At checkout, simply touch the finger you wish to pay with – it's that easy!


Why OVE?
Convenient, private, and secure.
Effortless Convenience
Unmatched Security
Ultimate Control
Adaptable & Flexible
Benefits for Businesses
Seamless Integration
Reduced Losses
Enhanced Hygiene

**The company's sensor technology, required to complete the touch-and-go payments, is fully developed but not available. The company's app is live on the App Store.*

Beyond offering convenience and protection, our Generation I OVE Sensor prototype is a portable device equipped with Bluetooth and Wi-Fi connectivity, a secure fingerprint scanner, and a user-friendly touchscreen.

THE PROBLEM & OUR SOLUTION

One Touch Is All It Takes

We all know the struggle – lost or stolen wallets, forgotten PINs, and the ever-present risk of fraud. Traditional payment methods are simply outdated. With card fraud losses projected to reach $165 billion in the next decade, there's a clear need for a more secure solution. [1]


We all know the struggle with:
Palm Payments
Limited to one payment method per palm
Traditional Methods
Prone to fraud and inconvenience

Imagine leaving your wallet at home and still having a secure way to pay. We believe OVE Touch & Go can be a revolutionary fingerprint payment system, aiming to eliminate the hassle and insecurity of traditional methods. OVE leverages the unique security of your fingerprint. Simply link your payment methods to specific fingers in the OVE app (already available on the App Store). Then, at participating businesses, a quick touch on the OVE Sensor completes your payment.


THE OVE ADVANTAGES
Universal POS Integration
Works seamlessly with existing systems, requiring no additional hardware changes for merchants
$8.50
Touch to Pay
Multi-Finger Flexibility
Link multiple payment methods to different fingers for ultimate convenience and control at checkout
Freedom
Enhanced Security
Biometric fingerprint technology eliminates the risks associated with cards and mobile wallets.
Touch to Authorize Card

**The above graphics include anticipated features and applications. The company's sensor technology, required to complete the touch-and-go payments, is fully developed but not available. The company's app is live on the App Store.*

OVE Touch & Go can provide benefits for both everyday consumers and businesses. Consumers can enjoy unmatched security and effortless convenience– no more fumbling for wallets or remembering codes. While businesses can seamlessly integrate OVE into their existing POS systems, reducing fraud and chargeback fees, with hygienic sensors keep transactions safe.

THE MARKET & OUR TRACTION

The Future of Secure, Frictionless Payments

Traditional payment methods are vulnerable, leading to billions in card-fraud losses. OVE's fingerprint technology aims to tackle this challenge head-on, improving security for both consumers and businesses. OVE doesn't compete with existing point-of-sale (POS) systems – we build our relationships with them, opening doors to a vast $53 billion POS platform market by 2032. The mobile POS payments market is even bigger, estimated to reach a staggering $1.45 trillion TAM by 2028. Not to mention, by addressing payment fraud at the point of sale, OVE indirectly contributes positively to the Payment Security market, anticipated to witness card fraud losses reaching $165 billion over the next decade. Combined, OVE's total addressable market across POS ($26B) and mobile payments ($245B) reaches a $171 billion! [2,3,4]


OVE's total addressable market
$53 billion
POS Platform Market projected to reach by 2032
$1.45 trillion
Mobile POS Payments projected TAM by 2028
$165 billion over the next decade
Payment Security market anticipated card fraud losses
By addressing payment fraud at the point of sale, OVE can indirectly provide positive contribution to the Payment Security market

We believe OVE Touch & Go isn't just a promising concept; it's a reality with impressive progress already underway. Our user-friendly OVE Touch & Go app is downloadable now from the App Store, putting the power of fingerprint payments right in your pocket. Furthermore, OVE is building strong relationships within the industry. We believe our key relationships with Green Payments, a POS platform serving over 5,000 merchants, and PCH Intl, a leader in mass production, position OVE for rapid market adoption. The positive reception is clear – GymGuyz and Icryo have signed Letters of Intent*, paving the way for OVE's technology to be deployed across multiple locations. OVE's traction has also attracted prominent investors like Monica Santos, founder of Bevi, a Brazilian Financial Credit Bank.* Additionally, OVE has been featured in respected publications like *Biometric Update*[5], *Business Insider*[6], and *Yahoo Finance*[7].

**Reg CF investors will not be investing on the same terms as the referenced SAFE offering. Monica Santos is invested in OVE, Inc. via an investment with her son, Renan Bevilcqua. Pre-market interest are non-binding letters of intent and there is no guarantee that these will convert to sales at this time.*


TRACTION
Available on the App Store
Powered by PLAID
for secure financial connections
Cloud infrastructure powered by
aws
$522,700
Raised with investment from pre-seed investors
Our OVE Sensor is fully developed
OVE Sensor secured by 2 granted US patents
Industry Relationships:
FINGERPRINTS
Green Payments
aws
LOIs secured from:
GYMGUYZ
#1 IN HOME PERSONAL TRAINING
iCRYO
for multi-location deployment

**Pre-market interest are non-binding letters of intent and there is no guarantee that these will convert to sales at this time.*

WHY INVEST

Invest in the Future

OVE Touch & Go seeks to offer a secure, convenient, and future-proof payment experience and we want you to be part of a game-changing technology. Through our app, we offer a seamless, free identity service that unlocks a world of convenience. With a proven technology stack, including relationships with industry leader Fingerprint Cards AB, we believe OVE is poised for significant traction in the $145 billion mobile POS market.


One touch
is all it takes
With just a touch
Let's revolutionize payments together
Invest today and help us in shaping a simpler, more secure future

Join OVE Touch & Go in shaping a simpler, more secure future. Invest in OVE Touch & Go today.

Let's revolutionize payments together – with just a touch!

ABOUT

HEADQUARTERS
3423 Fillmore Street
San Francsisco, CA 94123

WEBSITE
View Site

OVE Touch & Go by OVE Inc. is a secure, cloud-based fingerprint payment service that can integrate with any point of sale (POS) platform for a seamless checkout experience. We have secured pre-market LOIs* from GymGuys and ICryo and have already raised $522,700. The company is in the pre-revenue, pre-commercialization stage of development.

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